United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April, 2018

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

Notification of Interests of Directors, Officers and Connected Persons

GW Pharmaceuticals plc (the “Company”) hereby provides notification that on March 27, 2018, Julian Gangolli, President of the Company’s US Operations, exercised options under the Company’s Long Term Incentive Plan and sold 1,110 American Depositary Shares (“ADSs”) at a price of $114.56 per ADS in accordance with his Rule 10b5-1 plan established March 13, 2018. Further details are set forth in the table below.

1.	Details of the person discharging managerial responsibilities / person closely associated
a.	Name	Julian Gangolli
2.	Reason for the notification
a.	Position/status	President of GW’s US Operations
b.	Initial notification /Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a.	Name	GW Pharmaceuticals PLC
b.	LEI
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a.	Description of the Financial instrument, type of instrument Identification code	American Depositary Shares ISIN: 36197T1034
b.	Nature of the transaction	Sell to cover transaction resulting in exercise of Long Term Incentive Plan options over 3,183 American Depositary Shares (ADSs) followed by sale of 1,110 ADSs in accordance with 10b5.1 plan dated 13 March 2018 to cover tax liability. Remaining 2,073 ADSs have been retained.

c.	Price(s) and volume(s)	Price(s) $114.56	Volume(s) 1,110	ADS’s sold

d.	Aggregated information ☐ Aggregated volume ☐ Price	n/a
e.	Date of the transaction	27 March 2018
f.	Place of the transaction	Nasdaq, New York

For further information, please contact:

GW Pharmaceuticals PLC +44 (0)1980 557 000

Adam George, Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Company Secretary

Date: April 3, 2018